Exhibit 99.2

SCAN TO VIEW MATERIALS & VOTE w STEALTHGAS INC. VOTE BY INTERNET—www.proxyvote.com or scan the QR Barcode above 331 KIFISSIAS AVE. Use the Internet to transmit your voting instructions and for electronic delivery 14561 ATHENS, GREECE of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. VOTE BY PHONE—1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: T03110-P56624 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY STEALTHGAS INC. For All Withhold All Except For All To withhold authority to vote for any individual The Board of Directors recommends you vote FOR nominee(s), mark “For All Except” and write the the following: number(s) of the nominee(s) on the line below. ! ! ! 1. Election of Director Nominee: 01) Markos Drakos The Board of Directors recommends you vote FOR the following proposal: For Against Abstain 2. Ratification of appointment of Deloitte Certified Public Accountants S.A. as the Company’s independent auditors for the year ending ! ! ! December 31, 2026. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement and Annual Report are available at www.proxyvote.com T03111-P56624 STEALTHGAS INC. THIS PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS Proxy card for use at the 2026 Annual Meeting or any adjournment or postponement thereof (the “Meeting”) of Stockholders of StealthGas Inc., a company organized under the laws of the Republic of the Marshall Islands (the “Company”), to be held on Friday, October 9, 2026 at 11:00 a.m. Greek local time, at the Company’s principal executive offices at 331 Kifissias Avenue, Kifissia 14561 in Athens, Greece. The person signing on the reverse of this card, being a holder of shares of common stock of the Company, hereby appoints as his/her/its proxy at the Meeting, Harry N. Vafias and Konstantinos Sistovaris, or either of them, with full power of substitution, and directs such proxy to vote (or abstain from voting) at the Meeting all of his, her or its shares of common stock as indicated on the reverse of this card or, to the extent that no such indication is given, to vote as set forth herein, and authorizes such proxy to vote in his discretion on such other business as may properly come before the Meeting. Please indicate on the reverse of this card how the shares of common stock represented by this proxy are to be voted. If this card is returned duly signed but without any indication as to how the shares of common stock are to be voted in respect of any of the resolutions described on the reverse, the stockholder will be deemed to have directed the proxy to vote FOR the election of the nominee to the Board of Directors, and FOR Proposal Two. Continued and to be signed on reverse side

Your Vote Counts! STEALTHGAS INC. 2026 Annual Meeting Vote by October 8, 2026 11:59 PM ET T03112-P56491 You invested in STEALTHGAS INC. and it’s time to vote! You have the right to vote on proposals being presented at the Annual Meeting. This is an important notice regarding the availability of proxy materials for the stockholder meeting to be held on October 9, 2026. Get informed before you vote View the Notice & Proxy Statement and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to September 25, 2026. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. For complete information and to vote, visit www.ProxyVote.com Control # Smartphone users Vote in Person at the Meeting* Point your camera here and October 9, 2026 11:00 a.m. Greek local time vote without entering a control number 331 Kifissias Avenue Kifissia 14561 Athens, Greece *If you choose to vote these shares in person at the meeting, you must request a “legal proxy.” To do so, please follow the instructions at www.ProxyVote.com or request a paper copy of the materials, which will contain the appropriate instructions. Please check the meeting materials for any special requirements for meeting attendance.

Vote at www.ProxyVote.com THIS IS NOT A VOTABLE BALLOT STEALTHGAS INC. This is an overview of the proposals being presented at the 2026 Annual Meeting upcoming stockholder meeting. Please follow the instructions on Vote by October 8, 2026 the reverse side to vote these important matters. 11:59 PM ET Board Voting Items Recommends 1. Election of Director Nominee: For 01) Markos Drakos 2. Ratification of appointment of Deloitte Certified Public Accountants S.A. as the Company’s independent auditors for For the year ending December 31, 2026. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. T03113-P56491